Emerald Health Therapeutics and Quinto Resources Enter into Share Purchase Agreement for Sale of Québec Cannabis Business

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VANCOUVER, July 31, 2020 - Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) and Quinto Resources Inc. ("Quinto")  (TSXV: QIT) today announced that they have entered into a share purchase agreement dated July 30, 2020 (the "Agreement") in respect of the sale of Emerald's wholly-owned subsidiaries, Verdélite Sciences, Inc. ("Verdélite Sciences") and Verdélite Property Holdings, Inc. ("Verdélite Property" and, together with Verdélite Sciences, the "Subsidiaries"). The Subsidiaries together own and operate a premium 88,000 square foot craft cannabis production indoor facility (the "Facility") in St. Eustache, Québec.

Pursuant to the Agreement, Quinto will purchase all of the issued and outstanding shares of the Subsidiaries in consideration for a cash purchase price of $21,000,000, subject to a 90-day working capital adjustment and certain other adjustments (the "Transaction"). The Agreement was negotiated at arm's-length. Closing of the Transaction is anticipated to occur on or before August 31, 2020.

As a result of the Transaction, the Subsidiaries will become wholly-owned subsidiaries of Quinto and Quinto will continue the business of the Subsidiaries. Following closing of the Transaction, Emerald will continue to sell its own products into the Québec market, subject to certain limited restrictions, and retains exclusive rights to its recently launched SouvenirTM brand.

"We are proud of what we built in Québec, which is a sophisticated cannabis growing operation with a competent and motivated team. However, in alignment with our strategic plan, we see benefits in consolidating our asset base and are pleased to have the opportunity to sell this facility and to see a continuing opportunity for our staff at Verdélite," said Riaz Bandali, CEO, Emerald Health Therapeutics. "Upon closing this transaction, the resulting capital will significantly improve our balance sheet and still leave us with a British Columbia operational base with an excellent premium growing facility in Richmond, which recently completed its first full quarter of full production and sales, our R&D, processing and medical focused facility in Victoria, and a 41.3% stake in our Delta-based Pure Sunfarms joint venture, one of the best performing cannabis production assets in Canada."

Quinto is a Canadian public company with its common shares listed for trading on the TSX Venture Exchange (the "TSXV") under the symbol "QIT".  The Transaction will constitute a change of business for Quinto under the rules of the TSXV - please see "The Transaction", below. As a result, Quinto will require the approval of its shareholders to complete the Transaction~~,~~ and has called a shareholder meeting for August 31, 2020.

The Subsidiaries

Verdélite Sciences is a company incorporated under the Canada Business Corporations Act. Verdélite Sciences became a licensed producer on January 12, 2018. Verdélite Property is a company incorporated under the Québec Business Corporations Act, which acquired the Facility on February 9, 2017. On May 1, 2018, Emerald acquired 100% of the issued and outstanding shares of the Subsidiaries from the founding group.

Verdélite Sciences holds a standard processing licence from Health Canada with respect to the complete growing and processing area at the Facility permitting it to sell and distribute packaged, branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers. Cultivation commenced at the Facility in late 2019 and the Facility is now in full production.

The Agreement

Pursuant to the Agreement, Quinto will purchase all of the issued and outstanding shares of the Subsidiaries at closing in consideration for a cash purchase price of $21,000,000. The purchase price will be adjusted for cash and long-term debt of the Subsidiaries and for working capital of the Subsidiaries at closing above or below a target amount. The purchase price will be subject to a $750,000 holdback for the working capital adjustment and as an indemnity for certain pre-existing litigation. The Agreement contains representations and warranties, covenants, conditions and indemnities for the benefit of each of the parties as are customary for transactions of this nature. A copy of the Agreement will be posted on the parties' respective profiles at www.sedar.com.

The Transaction

The Transaction, if completed, will constitute a "Change of Business" of Quinto pursuant to Policy 5.2 - Changes of Business and Reverse Takeovers of the TSXV. Trading in the common shares of Quinto will be halted as a result of this announcement and will remain halted until the resumption of trading is approved by the TSXV. Completion of the Transaction is subject to completion of a number of conditions, including obtaining applicable consents and approval of Quinto's shareholders.

Quinto expects to finance the acquisition through a combination of private placements and bridge financing.

A further press release will be disseminated upon closing of the Transaction in accordance with the policies of the TSXV.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald's three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this news release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the completion of the Transaction and the timing thereof. Completion of the Transaction is subject to a number of conditions, including but not limited to, TSXV acceptance and if applicable, disinterested shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared by Quinto in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Quinto should be considered highly speculative.

We cannot guarantee that any forward-looking statement herein will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or Quinto shareholder approval; failure of Quinto to obtain necessary financing; failure to obtain third party consents; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.